DEALMAKER PLAYBOOK, INC
(A California Corporation)

Financial Statements
and Supplementary Information

Year Ended December 31, 2023

(With Independent Accountant's Review Report)

DEALMAKER PLAYBOOK, INC.
INDEX

Year Ended December 31, 2023

BILL R. WALKER
Certified Public Accountant
1805 Spring Grove Lane, Bakersfield, California 93311-1630
Tel. 661-428-2919, Fax 661-369-7618, E-mail billwalkercpa@gmail.com

Independent Accountant's Review Report

To the Shareholders
DealMaker Playbook, Inc.
Bakersfield, California

I have reviewed the accompanying financial statements of DealMaker Playbook, Inc. (a California corporation) which comprise the balance sheet as of December 31, 2023, and the related statements of income, retained earnings, and cash flows for the year that ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Bill R. Walker CPA

Bill R. Walker, CPA
June 2, 2025

FINANCIAL STATEMENTS

DEALMAKER PLAYBOOK, INC.
BALANCE SHEET
December 31, 2023

ASSETS	
CURRENT ASSETS	
Cash	$ 85,170
Total Current Assets	85,170
SOFTWARE DEVELOPMENT COSTS AND SOFTWARE PATENTS	
Software development costs	2,874,908
Sotware patents	15,737
	2,890,645
Accumulated amortization	(2,539,330)
Net Software Development Costs and Software Patents	351,315
TOTAL ASSETS	436,485
LIABILITIES	
LONG-TERM LIABILITIES	
Accrued wages payable	589,692
State tax payable	-
Notes payable	951,184
Total Long-term Liabilities	1,540,876
TOTAL LIABILITIES	1,540,876
STOCKHOLDERS' EQUITY	
Capital stock - 5,000 shares authorized and issued	1,703,682
Additional paid-in capital	1,124,550
Retained (deficit)	(3,932,623)
TOTAL STOCKHOLDERS' EQUITY	(1,104,391)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 436,485

See Independent Accountant's Review Report

DEALMAKER PLAYBOOK, INC.
STATEMENT OF INCOME
For the Year Ending December 31, 2023

REVENUES		
Contract revenues earned	$	13,053
TOTAL REVENUES		13,053
COST OF GOODS SOLD		10,338
GROSS PROFIT		2,715
OPERATING EXPENSES - SCHEDULE I		290,071
TOTAL OPERATING EXPENSES		290,071
(LOSS) FROM OPERATIONS AND LOSS BEFORE OTHER INCOME AND TAXES		(287,356)
OTHER INCOME		
Cancellation of debt		68,000
TOTAL OTHER INCOME		68,000
PROVISION FOR INCOME TAXES		800
NET (LOSS)	$	(220,156)

DEALMAKER PLAY BOOK, INC.
STATEMENT OF RETAINED EARNINGS
For the Year Ending December 31, 2023

Retained (Deficit), Beginning of Year - Restated	$	(3,712,467)
Net (loss) for the year		(220,156)
Shareholder distributions		-
Retained (Deficit), End of Year	$	(3,932,623)

See Independent Accountant's Review Report

DEALMAKER PLAYBOOK, INC.
STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
(Loss) from operations	$	(287,356)
Non cash items included in net income:		
Amortization		187,089
Increase in accrued wages payable		-
Increase in state income tax payable		758
Net cash (used) by operating activities		(99,509)
CASH FLOWS FROM FINANCING ACTIVITIES		
Related party financing		491,175
Principal reductions in long-term debt		(2,200)
Net cash provided by financing activities		488,975
CASH FLOWS FROM INVESTING ACTIVITIES		
Software development costs and software patents		(305,555)
Net cash (used) by financing activities		(305,555)
Net increase in cash		83,911
Cash at Beginning of Year		1,259
CASH AT END OF YEAR	$	85,170

NON-CASH TRANSACTIONS

Forgiveness of debt	$68,000

NOTE 1 – GENERAL INFORMATION AND NATURE OF OPERATIONS

DealMaker Playbook, Inc. (the "Corporation") is a company dedicated to developing software platforms that provide SME's (Small Business Enterprises) and their advisors with a digitalized process to sell or buy a small business. DealMaker Playbook's platform streamlines and simplifies the complex process of selling or buying a business. DealMaker Playbook's mission is to empower business owners and their advisors by offering innovative tools and resources that facilitate successful business transactions. Formed in 2016, DealMaker Playbook is committed to leveraging technology to create a seamless and transparent business sale or purchase process for the SBE owner. DealMaker Playbook obtains support from a diverse range of stockholders, including business advisors, technology partners, and investors who are interested in advancing the small business economy. Through its cutting-edge platform, www.mavrek.com, DealMaker Playbook seeks to transform the way small businesses are bought and sold, increasing the odds of a successful close and fostering growth and development in the SME sector.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of DealMaker Playbook Inc.'s significant accounting policies is presented to assist in understanding the Corporation's financial statements. These policies conform to generally accepted accounting principles and have been consistently applied in preparing financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Income is recognized as earned, and expenses are recognized as incurred.

Income and Receivables

Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method. Management has determined that all receivables are collectible. No allowance for doubtful accounts is necessary.

DealMaker Playbook recorded no receivables for the year ending December 31, 2023.

Income Taxes

DealMaker Playbook, Inc. is a California C corporation.

On the income statement, there is no provision for federal income tax expenses. In addition, the balance sheet does not present liability for federal income taxes incurred but not yet paid as of the balance sheet date.

Accounting principles generally accepted in the United States of America require Corporation management to evaluate tax positions taken by the Corporation and recognize a tax liability (or asset) if the Corporation has taken an uncertain position that more than likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Corporation and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition as a liability (or asset) or disclosures in the financial statements. The Corporation is subject to routine examinations by tax authorities; however, there are currently no examinations for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2022 for Federal purposes, and 2021 for California purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Current Vulnerability Due to Certain Concentrations

The Corporation operates in the Western United States and, as such, is not affected by changes in economic or other conditions in such a wide geographical area.

Concentration of Credit Risk

The Corporation maintains cash balances with various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. On December 31, 2023, the Corporation has no uninsured cash balances.

Capitalization and Depreciation

The Corporation has no fixed assets on December 31, 2023. Capitalization and depreciation policies are as follows:

Fixed assets are recorded at cost. Certain improvements are depreciated over their estimated useful lives of 20 years under the straight-line method. Personal property is capitalized and depreciated over 5 to 10 years under the straight-line and declining balance methods. Improvements are capitalized, while expenditure for maintenance and repairs are charged to expenses as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. Any resulting gains and losses are reflected in the statement of income.

Amortization

The Corporation capitalizes Software Development Costs and Software Patents under the Tax Cuts and Jobs Act (TCJA) as per IRC 174 (b) and Reg.1.174-1 and amortizes the Software Development Costs over a 36-month period and Software Patents over a 180-month period under IRC 59 (e). The Corporation expensed $187,089 of amortization in the year ending December 31, 2023.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic842)". The new guidance was adopted by DealMaker Playbook, Inc. in the year ending December 31, 2017. ASC Topic 842 includes various other practical expedients that can be elected for new leases that are executed after the adoption of the new requirements. The Corporation elected the practical expedient to not separate lease and non-lease components. DealMaker Playbook, Inc. also elected to apply the short-term lease recognition which eliminates the requirement to present on the balance sheet leases with a term of twelve months or less. These two practical expedients were elected for all leases of underlying assets.

DealMaker Playbook, Inc. had no leases on December 31, 2023.

Subsequent Events

Subsequent events were evaluated through June 2, 2025, which is the date the financial statements were available to be issued.

NOTE 2 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The Corporation considers all short-term investments with an original maturity of three months or less to be cash equivalents. On December 31, 2023, the Corporation had no cash equivalents.

Cash paid for interest and income taxes for the year ended December 31, 2023, was:

Interest	$ 40,000
Income taxes	$ 800

NOTE 3 – ADVERTISING COSTS

The Corporation expenses advertising costs as incurred. Advertising expenses for the year ending December 31, 2023, was $ 1,791.

NOTE 4 – LONG-TERM DEBT

On December 31, 2023, the Corporation's long-term debt consisted of the following amounts:

All of the following notes are 10% with a three-year term The notes are interest only, paid on the 1st, 2nd, and 3rd anniversary of the execution of the note. The note is then converted into common shares of stock at the listed price (in each note). The common stock of the Corporation secures the notes,

Note Payable – Bruce Lackey	$ 240,000
Note Payable – James H. Bock	55,454
Note Payable – Martin J. Hansen	430,716
Note Payable – Steven Eyherabide	60,000
Note Payable – Todd A. Wilson	105,014
Note Payable – Scott Garrison	60,000

	951,184
Less current maturities	(-)
	$ 951,184

Maturities (and conversion of) notes are as follows:

December 31,	
2025	-
2026	$ 226,184
2027	725,000
2028	-
2029	-
	$ 951,184

NOTE 5 – REVENUE

The Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No 2014-09, Revenue from Contracts with Customers (Topic 606) effective January 1, 2023. Topic 606 was adopted on a modified retrospective basis, and the Company determined that there was no cumulative effect to retained earnings as of January 1, 2023 that was required to be disclosed as a result of adopting the standard.

Topic 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

Most of the Company's long-term contracts are considered to have a single performance obligation. Although multiple promises to transfer individual goods or services may exist, they are not typically distinct within the context of the contracts because the contract promises are interrelated, or they require the Company to perform critical integration so that the customer receives a completed project. Warranties provided under the Company's contracts with customers are assurance-type and are included as elements of the single-performance obligations. Under previous revenue recognition guidance, the Company also generally accounted for its long-term contracts as single units of account (i.e., a single performance obligation).

The transaction price for a contract represents the amount of consideration to which the Company expects to be entitled in exchange for the promised goods or services in the contract. The consideration in the contract may be fixed, variable, or both, in nature. Variable consideration may include incentives, liquidated damages, change order requests, and requests for claims. The Company estimates variable consideration to which the Company will be entitled. The expected value method estimates variable consideration based on the sum of probability-weighted amounts in a range of possible consideration amounts, whereas the most likely amount method estimates the variable consideration based on the single most likely amount among a range of possible consideration amounts.

The Company considers all relevant information when estimating variable consideration and includes some or all of an amount of variable consideration estimated, only to the extent that it is profitable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company's contracts typically do not create an asset with an alternative use of the Company and provide an enforceable right to payment for progress completed to date, including profit at all times throughout the duration of the contract. As a result, the Company transfers control of a good or service over time, and therefore recognizes revenue over time as the performance obligation in the contract is satisfied.

Contract assets are defined in the new standard to include amounts that represent the rights to receive payment for goods or services that have been transferred to the project owner, with the rights conditional upon something other than the passage of time. Contract liabilities are defined in the new Revenue Recognition standard to include the amounts that reflect obligations to provide goods or services for which payment has been received.

The financial statements reflect the recognition of variable considerations related to pending change orders and claims on contract values. In each case, the Company has evaluated the underlying contractual terms related to these terms and determined that a contract modification has occurred based on the Company's legal basis and enforceable rights under the contract.

The Company has constrained the estimates of variable consideration to include only those amounts for which it is probable that a significant reversal of cumulative contract revenue recognized will not result when the uncertainty associated with the variable consideration is subsequently resolved.

The Company continually records variable considerations in the form of pending orders in connection with the performance of the Company's contracts. Pending change orders are work changes where the revision has been ordered or agreed to, but the associated quantity or price has been agreed to, and therefore judgement regarding eventual collection is required.

NOTE 6 – DISAGGREGATION OF REVENUE

In the following table, revenue is disaggregated by the timing of satisfaction of performance obligations for the year ending December 31, 2023:

Performance obligations satisfied at a point of time	$10,479
Performance over time	-
Total	$10,479

Revenue from performance obligations satisfied at a point in time consists of sales of software.

NOTE 7 - PRIOR PERIOD ADJUSTMENT

Examination of the Carta files for convertible debt revealed Notes Payable converted to Capital Stock without the conversion being recorded in the books and records. The examination of the Carta files also revealed accrued interest in the Notes Payable not recorded in the books and records.

Retained (Deficit) December 31, 2022, as originally reported	($ 3,146,399)
Prior period adjustment	(566,068)
Retained (Deficit) December 31, 2022, restated	($3,712,467)

NOTE 8 – CASH IN BANK

Cash in Braintree Checking	$	757
Cash in Operations Checking		84,413
Total Cash in Bank	$	85,170

SUPPLEMENTARY INFORMATION

DEALMAKER PLAYBOOK, INC.
OPERATING EXPENSES - SCHEDULE I
For the Year Ending December 31, 2023

OPERATING EXPENSES

Advertising and marketing	$	1,791
Amortization expense		187,089
Bank charges		1,535
Contractors		27,704
Fuel and gas		760
Insurance		678
Interest expense		40,000
Legal and professional services		9,477
Office supplies and software		11,685
Other business expenses		1,489
Travel		7,863
Total Operating Expenses	$	290,071